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                              June 18, 2024

       Tom Shea
       Chief Executive Officer
       OneStream, Inc.
       191 N. Chester Street
       Birmingham, Michigan 48009

                                                        Re: OneStream, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 4,
2024
                                                            CIK No. 0001889956

       Dear Tom Shea:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Market, Industry and Other Data, page 73

   1. We note your disclosure that "This prospectus contains estimates and information concerning our
industry, including market size of the markets in which we participate, which are based on
various third-party sources, industry publications and reports, including International
Data Corporation   s Semiannual Software Tracker (November
                                                        2023), as well as our
own internal information." In instances where you reference data derived from any
third-party sources, be sure to note as such immediately after.
                                                        Additionally, to the
extent any data relates to publications, surveys or reports
                                                        commissioned by you for
use in connection with this registration statement, please file consents of such third
parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement
or tell us why you believe you are not required to do so.
 Tom Shea
OneStream, Inc.
June 18, 2024
Page 2



Unaudited Pro Forma Consolidated Financial Statements, page 87

2. Please fully disclose the redemption rights of the holders of the LLC Units in the notes to the pro forma information and elsewhere, as applicable, and advise us. Also, explain to us your rationale for classifying the non-controlling interest within permanent equity. In this regard, we note "KKR will be able to control virtually all matters requiring stockholder approval and will have the ability to elect all of the members of our board of directors and thereby significantly control our policies and operations."
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameTom Shea
                                                            Division of
Corporation Finance
Comapany NameOneStream, Inc.
                                                            Office of
Technology
June 18, 2024 Page 2
cc:       Victor Nilsson
FirstName LastName